FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration No. 1139

Santiago, March 22, 2022

Gen. Mgmt. No. 002 /2022

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Significant Event

Dear Sir:

Pursuant to the provisions of Articles 9 and 10, second paragraph, of Law No. 18,045 and the provisions of General Standard No. 30 of this Commission and, in use of the powers conferred upon me, I hereby inform you, as a significant event, that the Board of Directors of Enel Chile S.A. (hereinafter "Enel Chile" or the "Company") has been evaluating the advisability of carving out the e-mobility services, transferring them to a new company in which its parent company, Enel SpA, participates either directly or indirectly, together with Enel Chile. This new structure would allow us to better face the global and local competition that is taking place in this business line, which also allows Enel Chile to participate in the development of products, technology and services within e-mobility.

In order to achieve this objective, a first stage of this process involves the spin-off of Enel Chile's subsidiary Enel X Chile SpA. A second stage considers the sale of the majority of the shares of the new company resulting from the spin-off of Enel X Chile to a company related to the controller of Enel Chile (the "Sale and Purchase Transaction"), which constitutes a transaction between related parties, subject to the rules and procedures set forth in Title XVI of Law No. 18,046 on Corporations (the "Corporations Law"), since it is a purchase and sale involving an open stock corporation (Enel Chile) and a company belonging directly or indirectly to the controller of Enel Chile, i.e. Enel SpA.

In light of the foregoing, the Board of Directors of Enel Chile S.A. has declared that the subsequent sale and purchase transaction involving part of the shares of the new company created as a result of the spin-off of Enel X Chile SpA to a company related to the controller of Enel Chile S.A., constitutes an operation between related parties that must be governed by Title XVI of the Corporations Law. In accordance with the provisions of Article 44 of the Corporations Law, the Chairman of the Board of Directors, Mr. Herman Chadwick Piñera and the Directors Fernán Gazmuri Plaza, Pablo Cabrera Gaete, Salvatore Bernabei, Monica Girardi and Isabella Alessio, have expressed their interest in the referred operation, stating that their election had the vote of the Company's controller, Enel SpA., in a decisive sense. In view of the foregoing, the Board of Directors has resolved that, in accordance with Article 147 of the Corporations Law, the proposed Sale and Purchase Transaction, insofar as it is a transaction between related parties, must be approved by at least two thirds of its issued shares with voting rights, in a special shareholders' meeting to be called for this purpose.

The Board of Directors and the Directors' Committee of Enel Chile, in their corresponding extraordinary meetings held today, and in accordance with Article 147 of the Corporations Law, examined and received the independent evaluation reports issued by EY Consulting SpA and Grant Thornton, respectively, in the context of the purchase and sale transaction of part of the shares of the new company that will be created as a result of the spin-off of Enel X Chile SpA to a company related to the controller of Enel Chile S.A.

The Board of Directors agreed that the aforementioned reports will be available to the shareholders so that they may resolve, having all the necessary background information for this purpose, at the Extraordinary Shareholders' Meeting to be called to deliberate on the Sale and Purchase Transaction. Copies of the aforementioned documents will be available to the shareholders, as of tomorrow, on the Company's website, www.enelchile.cl and at the corporate offices located at Santa Rosa 76, 15th floor, Santiago, Chile, corresponding to the Investor Relations Department.

Sincerely yours,

Fabrizio Barderi

Chief Executive Officer

Enel Chile S.A.

c.c.:        Central Bank of Chile

Santiago Stock Exchange

Electronic Stock Exchange of Chile

Banco Santander Santiago - Bondholders’ Representatives

Central Securities Depository

Risk Rating Commission

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
--------------------------------------------------

Title: Chief Executive Officer

Date: March 22, 2022